SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 June 29, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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                                                        FOR IMMEDIATE RELEASE

[Company Logo]

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

                             CONTACT IN SANTIAGO:
Patricio Brinck G.
Deputy CFO
PH: (562) 787-8656
FAX: (562) 787-8600
EMAIL: ir@cristalchile.cl



                CRISTALERIAS DE CHILE S.A. ANNOUNCES PAYMENT OF
                           INTERIM DIVIDEND NO. 162


Santiago, Chile (June 29, 2005) - Cristalerias de Chile S.A. today informed the following:


On June 28, 2005, the Board of Directors of Cristalerias de Chile S.A. approved to distribute interim dividend No. 162 for the amount of Ch$20 per share (1 ADR=3 shares), with charge to fiscal year 2005 Net Income.

The dividend will be paid starting on July 20, 2005, to all the shareholders registered as of July 14, 2005, in the shareholders' registry.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                 (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  June 29, 2005